

May 29, 2012

<u>Via E-Mail</u>
K.W. Diepholz
Chairman and Chief Executive Officer
DynaResource, Inc.
222 W. Las Colinas Boulevard
Suite 744 East Tower
Irving, Texas 75039

> **Re: DynaResource, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 14, 2012**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed May 23, 2012**
> **File No. 000-30371**

Dear Mr. Diepholz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise to provide the disclosure required by Item of Schedule 14A, including the information required by Item 202 of Regulation S-K.

2. Please revise to provide the disclosure required by Item 21(a) of Schedule 14A related to the vote required for approval or election.

3. With a view to clarifying disclosure in your revised filing, please clarify for us the location of your articles of incorporation. Your Form 10-K for the year ended December 31, 2011 filed on April 2, 2012 does not include a complete exhibit list. It is unclear if your articles of incorporation have been revised or filed since 2007.

Certain Relationships and Related Transactions, page 13

4. Please revise to clarify the statement on page 14 that there are no related party transactions. We note, in this regard, the information contained on pages 28 and 55 of your December 31, 2011 10-K, which discusses related party transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or James Lopez, Legal Branch Chief, at (202) 551-3536, with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Roger Crabbe, Esq.